SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

ELECTRO ENERGY, INC.

(Exact name of registrant as specified in its charter)

Florida	59-3217746
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

30 Shelter Rock Road Danbury, CT 06810	06810
(Address of principal executive offices)	(Zip Code)

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Perry Hindin, Esq. and Tom Jones

Re: Registration Statement on Form S-3 (Registration No. 333-149607)

Ladies and Gentlemen:

                Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Electro Energy, Inc., a Florida corporation (“EEI”), hereby requests that certain Registration Statement, on Form S-3, including all exhibits and amendments thereto (Registration No. 333-149607) (the “Registration Statement”), relating to EEI’s common stock, par value $0.001 (the “Common Stock”), be withdrawn, effective immediately. EEI has determined that it is not in its best interests to proceed with the registration of the Common Stock at this time. The Registration Statement, originally filed on March 7, 2008, and amended on April 21, 2008 and July 10, 2008, has not been declared effective, and no offers or sales of securities have been made or will be made under the Registration Statement.

                EEI also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to EEI’s account for future use.

                If you have any questions regarding this application for withdrawal, please contact Duane L. Berlin, Esq. at Lev & Berlin, P.C., counsel to EEI, at (203) 838-8500.

Dated: September 5, 2008	ELECTRO ENERGY, INC.
	By:	/s/ Timothy E. Coyne
Timothy E. Coyne
Chief Financial Officer